BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23,2021, informs its shareholders and the market in general that, in furtherance to the Announcement to the Market on October 24, 2022, its wholly-owned subsidiary BRF GmbH and Halal Products Development Company (“HPDC”), a wholly-owned subsidiary of the Public Investment Fund (PIF) of Saudi Arabia, have fulfilled all conditions precedent of the joint venture agreement (“JVA”) on the date hereof.

Accordingly, the JVA parties will begin implementing the formalities to incorporate a legal entity in Saudi Arabia with an ownership of 70% by BRF GmbH and 30% by HPDC.

The Company will keep its shareholders and the market in general duy informed about any relevant matter related to the present announcement.

São Paulo, August 1st, 2023

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.